EXHIBIT 11 – COMPUTATION OF INCOME (LOSS) PER SHARE

(In thousands, except per share data)	Three Months Ended June 30,		Six Months Ended June 30,
	2012	2011	2012	2011
NUMERATOR:
Net income (loss) attributable to the Company – common shares	$(8,116)	$26,695	$(51,986)	$17,154
Less: Participating securities dividends	7,858	235	15,334	1,448
Less: Income (loss) attributable to the Company – unvested shares	-	-	-	-
Net income (loss) attributable to the Company per common share – basic and diluted	$(15,974)	$26,460	$(67,320)	$15,706

DENOMINATOR:
Weighted average common shares outstanding – basic	356,944	355,883	356,655	355,839
Effect of dilutive securities:
Stock options and restricted stock (1)	-	775	-	785
Weighted average common shares outstanding – diluted	356,944	356,658	356,655	356,624

Net income (loss) attributable to the Company per common share:
Basic	$(0.04)	$0.07	$(0.19)	$0.04
Diluted	$(0.04)	$0.07	$(0.19)	$0.04

(1)     Equity awards of 9.9 million and 6.3 million were outstanding as of June 30, 2012 and 2011, respectively, but were not included in the computation of diluted earnings per share because to do so would have been antidilutive.